SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2008

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________




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                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Immediate Release filed with the Israel Securities Authority and the Tel Aviv Stock Exchange dated January 20, 2008.




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                                                                          ITEM 1


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                         Internet Gold-Golden Lines Ltd.
                         -------------------------------

                                 (the "Company")

                                                                January 20, 2008

To: Tel Aviv Stock Exchange                     To: Israeli Securities Authority

                              Re.: Immediate Report
                              ---------------------

Internet Gold Golden Lines announced that Ubank Trust Company Ltd. ("the Trustee") has notified the Company of its intention to withdraw from its role as Trustee for the Company's Series A Bonds, due to a potential conflict of interest and based on the instruction of the Israeli Securities Authority due to the fact that FIBI Bank, one of our bank lenders, has a controlling interest in Ubank. To the best of the Company's knowledge, the Trustee has given similar notifications to many other Israeli public companies recently.

According to Israeli securities law, the resignation will not come into effect until it has been submitted to and approved by the Israeli court. The Trustee intends to file the resignation request and to simultaneously request the appointment of a successor trustee. Until this procedure has been completed, Ubank Trust Company Ltd. will remain as the Trustee for the Company's Series A bonds.

                                                  Respectfully,

                                                  Internet Gold Golden Lines Ltd









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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  January 22, 2008